UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: March 14, 2018

(Date of earliest event reported)

TMPOS, INC.
(Exact name of issuer as specified in its charter)

Georgia
(State or other jurisdiction of incorporation or organization) 47-5474718 (I.R.S. Employer Identification Number)

3235 Satellite Blvd., Building 400, Suite 290

Duluth, GA 30096

(Full mailing address of principal executive offices)

770-559-1085

(Issuer’s telephone number, including area code)

ITEM 7. DEPARTURE OF CERTAIN OFFICERS

On March 14, 2018, Michael Krause resigned from the Board of Directors of TMPOS, Inc. (the “Company”) as the Company’s Chief Compliance Officer and all other positions as an officer of the Company.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TMPOS, Inc.,
a Georgia corporation

Date: March 14, 2018	By:	/s/ Michael I. Krause
Michael I. Krause, CCO

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